                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

J. MARK RAY                DIRECT DIAL: (404) 881-7739   E-MAIL: MRAY@ALSTON.COM

                                  June 16, 2005


Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Re:   Adams Respiratory Therapeutics, Inc. (f/k/a Adams Laboratories,
            Inc.)
            Amendment #2 to Registration Statement on Form S-1
            Filed June 16, 2005
            File No. 333-123585

Dear Mr. Riedler:

      At the request and on behalf of our client, Adams Respiratory Therapeutics, Inc. (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 2 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 2"). Amendment No. 2 includes revisions made in response to the comment letter dated June 8, 2005 from the Staff.

      We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter. A copy of this letter, along with courtesy copies of Amendment No. 2 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

      Unless the context requires otherwise, references to we, our, us, Adams or the Company in this letter refer to Adams Respiratory Therapeutics, Inc.



       Bank of America Plaza                                     90 Park Avenue
101 South Tryon Street, Suite 4000                            New York, NY 10016
     Charlotte, NC 28280-4000                                    212-210-9400
           704-444-1000                                       Fax: 212-210-9444
        Fax: 704-444-1111


3201 Beechleaf Court, Suite 600                    601 Pennsylvania Avenue, N.W.
    Raleigh, NC 27604-1062                           North Building, 10th Floor
         919-862-2200                                 Washington, DC 20004-2601
      Fax: 919-862-2260                                      202-756-3300
                                                          Fax: 202-756-3333
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Mr. Jeffrey Riedler
June 16, 2005
Page 2


General

COMMENT

1. We note your response to comment 12 and have the following additional comments:

      - The support you have provided for many statements included in your document, including statements about the number of prescriptions dispensed, the size of the market based on U.S. dollars, the percentage of the market that was historically filled with generic drugs, etc. consist of spreadsheets that appear to be internally prepared. Please revise to provide us with the source data from which these spreadsheets were prepared.

      - A number of the statements about the size of your market are attributed to Informational Resources, Inc. However, the support for these statements is from CPGNetwork Insite. What is CPGNetwork Insite and what is their relationship to Informational Resources.

      - With regard to your statement that 2.8 million prescriptions for Humibid were written during 2003, please tell us if this information was published by IMS. If not, what is the source that Sarah Smith used to compile the data sent to you via email on February 1, 2005.

RESPONSE

      We reference Appendix B to our letter dated May 13, 2005 to the Staff, which provides the source data from which we prepared the spreadsheets. We further reference a telephone conference among Ms. Suzanne Hayes, Mr. Albert Lee, Mr. Mark Ray and Ms. Sarah Smith on June 9, 2005 in which Mr. Ray and Ms. Smith clarified the location within Appendix B of the supporting data from IRI and IMS Health.

      CPGNetwork Insite is the website operated by IRI from which subscribers download IRI data. Attached hereto as Appendix A is the terms of use between CPGNetwork and us that states such relationship, which is also stated on CPGNetwork's web page at www.cpgnetwork.com.

      IMS Health is the source for the statement that 2.8 million prescriptions for Humibid were written during 2003. Mr. Jay Filmyer of IMS Health sent that information to us via email on February 1, 2005, which Ms. Smith printed for inclusion in Appendix B submitted to the Staff on May 13, 2005.

      Graphics
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Mr. Jeffrey Riedler
June 16, 2005
Page 3


COMMENT

2. We note your response to comment 6. The term "BID" may be appropriate for a medical trade journal. However, the term may not be commonly understood by many potential investors. Please revise to eliminate its use from your prospectus.

RESPONSE

      We have eliminated the term "BID" from the prospectus.

COMMENT

3. We note your response to comment 7. We understand there are competing guaifenesin products prescribed twice a day by physicians. Therefore, please explain why yours is the only product that increases patient compliance.

RESPONSE

      We have eliminated the assertion that Mucinex increases patient compliance from the prospectus.

Use of Proceeds, page 24

COMMENT

4. We note your response to comment 32 and your revised disclosure. The revised disclosure indicates an intention to provide the percentage of the proceeds you will allocate to each use. Please revise to provide the dollar amounts you intend to allocate to each purpose.

RESPONSE

      We have revised our disclosure on page 25 to state the dollar amounts we intend to allocate to each purpose.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Policies and Estimates

Sales Returns and Allowances, page 32

COMMENT

5. We have read your response to comment 34 and we have the following additional comments:

Mr. Jeffrey Riedler
June 16, 2005
Page 4


      a. Please explain to us why you do not disclose a range of reasonably likely amounts or other types of sensitivity analysis for the revenue dilution items other than the non market pharmaceuticals. In addition please clarify in the filing if there have been any material changes to your estimates in the periods presented.

      b. Please disclose the type of information you receive from IRI and IMS and the periods this information covers.

      c. To better understand your sale return policy please tell us your expiration date policy for returns.

      d. Please tell us why you believe providing a roll forward is not necessary in your filing.

RESPONSE

      a. We have revised the disclosures on pages 34 and 35 to incorporate the impact of a percentage change for returns for non-marketed pharmaceuticals, as well as for chargebacks, rebates and other sales allowances. We have added the disclosure that there has been no material changes to our estimates in the periods presented.

      b. We have added additional disclosure on page 34 to describe the type of information we receive from IRI and IMS.

      c. Our policy is to accept returns for expired product up until 12 months after expiration date. We have added this product returns policy to our disclosure on page 34.

      d. We have provided a summary of the activity of accrued returns and other sales allowances (a rollforward) on page 34. A rollforward for the valuation allowances on accounts receivable is provided in
            Schedule II on page F-31.

Cardinal Health Profit Share, page 33

COMMENT

6. We have read your response to comment 37 where you state that you have disclosed the amount of profit share earned by Cardinal Health. If this refers to the receivable you have recorded please clarify that in the filing and also explain to us how that represents the profit share earned by Cardinal Health.

RESPONSE

      We have revised our disclosures on page 36 to provide a reconciliation from the total mark-up payments made to Cardinal Health to the $3.9 million amount.

Mr. Jeffrey Riedler
June 16, 2005
Page 5


COMMENT

7. In addition, if an estimate is recorded as of a balance sheet date included in this filing please revise the filing to include the disclosures requested in comment 37.

RESPONSE

      We have revised our disclosures on page 35 and page 36 to include a schedule of estimated profit share and payments made to Cardinal Health during the contract year ended March 31, 2005.

Liquidity and Capital Resources, page 39

COMMENT

8. We refer to your disclosure related to the Cardinal Health profit sharing arrangement on page 33. It would appear based on that disclosure and your response to comment 35 that the mark-up allows Cardinal Health to receive an amount of cash that is higher than what they ultimately should and that receivable from Cardinal Health gets settled at a later date. Please revise your liquidity discussion to highlight this fact and also clarify how often you and Cardinal settle and/or is required to settle the receivable or payable caused by the mark-up.

RESPONSE

      We have revised our disclosure on page 43 to explain that the mark-up provides Cardinal Health with an interim cash flow prior to the contract year-end true-up of the profit share amount. Furthermore, we added a table showing the mark-up percentages for the remainder of the supply agreement and explained that our liquidity will be impacted to the extent that the payments made to Cardinal Health exceed the estimate of the amount earned by Cardinal Health under the profit sharing arrangement.

COMMENT

9. Please clarify in Note 1 - Cardinal Health Profit Share Arrangement that the actual amount payable to Cardinal Health is calculated at the end of each calendar quarter under a profit sharing formula.

Mr. Jeffrey Riedler
June 16, 2005
Page 6

RESPONSE

      We have revised our disclosure in Footnote 1 to the Financial Statements on page F-13 to state that while the profit share is trued-up at March 31, the interim balance sheets include a receivable or payable for the difference between payments made to Cardinal Health and our estimate of the amounts earned by Cardinal Health at the balance sheet dates.

Manufacturing, page 59

COMMENT

10. We note your response to comment 44 and the referenced revisions. However, the comment is reissued, please revise to disclose the amounts of the profit sharing payments made to Cardinal Health.

RESPONSE

      We have revised our disclosure on page 62 to state the amounts of the profit sharing payments made to Cardinal Health.

Principal and Selling Stockholders, page 75

COMMENT

11. We note your response to comment 50 and reissue the comment in part. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by EGI and Perseus-Soros BioPharmaceutical Fund, LP. We note your supplemental response as it relates to the EGI Fund. Please identify all of the directors that make up the seven-person board.

RESPONSE

      We have revised our disclosure on page 81 to identify the natural persons having voting, dispositve or investment powers over the shares held by EGI and Perseus-Soros BioPharmaceutical Fund, LP.

Participation in Reserved Share Program, page 79

COMMENT

12. We note your response to comment 54. Based on your response and the description of the directed share program, this information will not be available for the preliminary prospectus that will be circulated. Please revise to delete this

Mr. Jeffrey Riedler
June 16, 2005
Page 7


      section. The discussion of the directed share program that is included in the "Underwriting" section is sufficient.


RESPONSE

      We have deleted the section entitled "Participation in Reserved Share Program" on page 84.

Financial Statements

Noted to Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Accounts Receivable, page F-9

COMMENT

13. We have read your response to comment 61. Please tell us why you believe your accounting policy for reserving for uncollectible accounts receivable at the time of collection becomes improbable and not prior to that point complies with US GAAP.

RESPONSE

      We have revised the disclosure on page F-9 to more accurately reflect how we determine our accounts receivable reserve for bad debts.

Product Development, page F-14

COMMENT

14. Please refer to your response to comment 63. You state that you have removed reference to product development including investments in prosecution of patents, but we note that the statement is still included in the amendment. Please revise to delete the statement and confirm to us that these costs are not included in product development.

RESPONSE

      Costs associated with our prosecution of patents are not included in our product development costs. We have revised the disclosure on page F-14 so that prosecution of patents is not included in our product development costs.

Mr. Jeffrey Riedler
June 16, 2005
Page 8


Accretion of Preferred Stock, page F-14

COMMENT

15. We have read your response to comment 64. It would appear that the increase in the carrying amount (i.e. fair value) of the redeemable preferred stock should be treated as dividends on non-redeemable stock and shall be effected by charges against retained earnings not additional paid-in capital. Please revise your financial statements accordingly or tell us why you believe your accounting policy is consistent with EITF Topic D-98 and paragraph 24 of SFAS 150.

RESPONSE

      We have revised our financial statements to reflect the increase in the carrying amount (i.e. fair value) of the redeemable preferred stock as a charge against retained earnings and not additional paid-in capital.

5.    Stockholders' Equity (Deficit), page F-20

COMMENT

16. We have read your response to comment 66. Please revise your filing to include the disclosures requested in comment 66.

RESPONSE

      We have revised our disclosure on page 37 and our financial statements on pages F-23 and F-24 to include the requested disclosures.

      If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7739 or J. Vaughan Curtis at (404) 881-7397.


                                        Sincerely,

                                        /s/ J. Mark Ray

                                        J. Mark Ray

cc:   Joseph Roesler (w/o enclosures)
      Mary Mast (w/o enclosures)
      Albert Lee (w/ enclosures)
      Michael Valentino (w/o enclosures)
      J. Vaughan Curtis (w/o enclosures)
      Patrick O'Brien (w/o enclosures)

Mr. Jeffrey Riedler
June 16, 2005
Page 9


Enclosures


ATL01/11963730v2